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                              June 8, 2021

       Jeffrey DeNunzio
       Chief Executive Officer
       Catapult Solutions, Inc.
       780 Reservoir Avenue, #123
       Cranston, RI 02910

                                                        Re: Catapult Solutions,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed May 28, 2021
                                                            File No. 000-56277

       Dear Mr. DeNunzio:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       General

   1. We note your Rule 145(a) analysis. However, it appears that the reorganization and the resulting change in the
nature of the shareholders    investment may still constitute a    sale
                                                        under Section 2(a)(3)
of the Securities Act. For guidance, please see Section 203.02 of our Compliance and
Disclosure Interpretations (Securities Act Sections), which is available on our
website. Please provide your analysis with specific facts regarding the reorganization and the
number and type of Ambient Water Corporation's shareholders.
                                                        Alternatively, tell us
the section of the Securities Act or the rule of the Commission under which exemption from
registration was claimed and state the facts relied upon to make the exemption available.
 Jeffrey DeNunzio
FirstName   LastNameJeffrey DeNunzio
Catapult Solutions, Inc.
Comapany
June  8, 2021NameCatapult Solutions, Inc.
June 8,
Page  2 2021 Page 2
FirstName LastName
Item 1. Business, page 3

2.       We note your response to prior comment 1, please address the following:
             Please amend your filing to provide a statement similar to your response regarding the liabilities of Ambient Water Corporation as of the date of the merger, their status as a result of the Assignment, and the status of Ambient Water
Corporation   s
            operating activities subsequent to the Assignment.
             Please clarify for us how you determined any assets or liabilities of Ambient Water
            Corporation are not pertinent to Catapult Solutions, Inc. In this regard, tell us how you determined any debt remains with Ambient Water Corporation, how you considered the merger transaction in your assessment, and clarify the registrant's relationship to Ambient Water Corporation after the merger transaction.
             To the extent you determine the assets and liabilities of Ambient Water Corporation are pertinent to the registrant, please revise your filing to disclose the nature and amount of the outstanding liabilities.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction